Exhibit 99.4

AURIS MEDICAL HOLDING AG, ZUG Report of the Statutory Auditor on the Compensation Report in Accordance with the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance)

Report of the Statutory Auditor

To the General Meeting of

AURIS MEDICAL HOLDING AG, ZUG

We have audited Tables 1c, 1d, 2c and 2d, and the information in 1e and 2e of the accompanying compensation report of Auris Medical Holding AG for the year ended December 31, 2015.

Responsibility of the Board of Directors

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.

Auditor's Responsibility

Our responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and Articles 14 – 16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credit lines in accordance with Articles 14 – 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the compensation report for the year ended December 31, 2015 of Auris Medical Holding AG complies with Swiss law and Articles 14 – 16 of the Ordinance.

Deloitte AG

/s/ Martin Welser	/s/ James D. Horiguchi
Martin Welser	James D. Horiguchi
Licensed audit expert
Auditor in charge

Zurich, March 10, 2016

MW/JDH/ss

Enclosure:

- Compensation report 2015

AURIS MEDICAL HOLDING AG
Compensation Report for the year ended December 31, 2015 and 2014

This compensation report has been prepared in accordance with the Federal Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”), effective January 1, 2014.

1.	Compensation of the Board of Directors

a.	Board Composition

	2015 Term[1]			2014 Term[2]
	Board	Audit Committee	Compensation Committee	Board	Audit Committee	Compensation Committee
Thomas Meyer, PhD	Chair			Chair
James Healy, MD, PhD	Vice-Chair		Member	Vice-Chair	Member
Wolfgang Arnold, MD	Member		Member	Member		Member
Oliver Kubli, CFA	Member	Member		Member	Chair
Berndt Modig, MBA	Member	Chair
Alain Munoz, MD				Member	Member
Antoine Papiernik, MBA	Member		Chair	Member		Chair
Calvin Roberts, MD	Member	Member
	[1] Effective as of April 22, 2015			[2] Effective as of August 11, 2014

Please refer to Item 6 of our annual report filed on form 20F (Annual Report) for a presentation of the Board members and a discussion of other mandates held by Board members.

b.	Compensation Structure

Until April 2015, the Board remuneration was structured as a mix of meeting based fees and a fixed compensation. As of April 22, 2015, Board members are paid a fixed fee only. The fee level is dependent on the function exercised and has been established following a review of the Board compensation in light of market practice. In addition to the fixed fee, Board members are awarded stock options under the Company’s equity incentive plan. For a description of our equity instruments refer to Item 5 “Share based compensation” of the Annual Report.

The office of the Chairman of the Board is held by the Company’s Chief Executive Officer. The Chief Executive Officer’s remuneration is disclosed in section 2 below and no additional compensation is paid to the Chief Executive Officer for the exercise of the Board function.

	USD	CHF[5]
Board Fee structure until April 21, 2015[1]
Fixed compensation (per annum)	20,000	19,296
Meeting fee[2]	2,500	2,412
Committee Chairman meeting fee[3]	2,000	1,929
Committee member meeting fee[4]	1,000	964

[1] The Fee structure was implemented upon completion of the IPO on August 11, 2014

[2] USD 1500 / CHF 1447 for participation via telephone

[3] USD 1000 / CHF 964 for participation via telephone

[4] USD 500 / CHF 482 for participation via telephone

[5] Board fees are paid in USD. A convenience translation into CHF is provided on the basis of a USD/CHF exchange rate of 0.9648.

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AURIS MEDICAL HOLDING AG
Compensation Report for the year ended December 31, 2015 and 2014

	USD	CHF[2]
Board Fee structure since April 22, 2015
Fixed base compensation	40,000	38,452
Additional fixed compensation Audit Committee members	5,000	4,807
Additional fixed compensation Audit Committee chair[1]	7,000	6,729
Additional fixed compensation Compensation Committee member	2,500	2,403
Additional fixed compensation Compensation Committee chair[1]	5,000	4,807

[1] Committee chairs receive both, the fee payable to all committee members as well as the additional compensation for the chair function.

[2] Board fees are paid in USD. A convenience translation into CHF is provided on the basis of a USD/CHF exchange rate of 0.9613.

c.	2015 Board Compensation

The total compensation of the members of the Board of Directors in 2015 is outlined below:

In CHF	Cash compensation	Social contributions	Stock options[4]	Total
Thomas Meyer, PhD, Chairman[1]	—	—	—	—
James Healy, MD, PhD, Vice-Chairman	40,330	3,271	11,260	54,861
Wolfgang Arnold, MD	39,846	1,618	11,260	52,724
Oliver Kubli, CFA	43,883	3,559	11,260	58,702
Berndt Modig, MBA[5]	34,734	—	8,445	43,179
Alain Munoz, MD2	11,604	941	—	12,545
Antoine Papiernik, MBA[3]	56,142	—	—	56,142
Calvin Roberts, MD5	30,415	2,467	8,445	41,327
Total	256,954	11,856	50,670	319,480

[1]	Disclosed in section 2(c).

[2]	Resigned on April 22, 2015.

[3]	As the internal regulations applicable to Sofinnova Capital VII FCPR do not allow for payment of a compensation or the grant of equity instruments to fund managers, the compensation payable to Mr. Papiernik is paid to Sofinnova Capital VII FCPR. Instead of an option grant, the grant date fair value of the options (less applicable taxes and charges) is paid to Sofinnova Capital VII FCPR.

[4]	10,000 options granted per annum. Grant date fair value of stock options granted in 2015 using the Black-Scholes model.

[5]	Elected on April 22, 2015.

d.	2014 Board Compensation

The total compensation of the members of the Board of Directors in 2014 is outlined below:

In CHF	Cash compensation	Social contributions	Stock options[3]	Total
Thomas Meyer, PhD, Chairman[1]	—	—	—	—
James Healy, MD, PhD, Vice-Chairman	11,426	714	13,398	25,538
Wolfgang Arnold, MD	16,374	937	13,398	30,709
Oliver Kubli, CFA	13,838	2,201	13,398	29,437
Alain Munoz, MD	12,873	2,105	13,398	28,376
Antoine Papiernik, MBA[2]	27,056	—	—	27,056
Total	81,567	5,957	53,592	141,116

[1]	Disclosed in section 2(d).

[2]	As the internal regulations applicable to Sofinnova Capital VII FCPR do not allow for payment of a compensation or the grant of equity instruments to fund managers, the compensation payable to Mr. Papiernik is paid to Sofinnova Capital VII FCPR. Instead of an option grant, the grant date fair value of the options (less applicable taxes and charges) is paid to Sofinnova Capital VII FCPR.

[3]	Grant date fair value of stock options granted in 2014 using the Black-Scholes model.

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AURIS MEDICAL HOLDING AG
Compensation Report for the year ended December 31, 2015 and 2014

e.	Loans to Board members

In 2014 and 2015, the Company granted no loans to members of the Board of Directors, nor were there any such loans outstanding.

2.	Compensation for the Members of the Executive Management Committee

a.	Executive Management Committee Composition

The executive management committee (EMC) is comprised of:

Name	Function	Appointment
Thomas Meyer, PhD	Chairman and Chief Executive Officer	2003
Bettina Mirella Stubinski, MD	Chief Medical Officer	2013
Sven Zimmermann, PhD	Chief Financial Officer	2014
Anne Sabine Zoller, Dr.iur.	General Counsel	August 1, 2015

Please refer to Item 6 of our Annual Report for more information on our senior management.

b.	Executive Compensation Principles

Each member of the EMC receives a fixed base compensation and is granted a certain number of options in line with its function under the Company’s equity incentive plan (refer to Item 5 “Share based compensation” of the Annual Report). In 2014 and 2015, the Company granted some members of the EMC a variable compensation payable in shares. The shares are fully vested upon grant but remain subject to sales restrictions for 3 years.

The Compensation Committee has initiated a review of the EMC compensation and will benchmark the current compensation system with the compensation systems of peers in relevant markets. If and to the extent mandated by such review, the Compensation Committee intends to adapt the existing compensation system.

c.	2015 Executive Compensation

The total compensation and the highest individual compensation of the members of the Executive Management Committee in 2015 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation[1]	Social contributions and other fringe benefits	Stock Options[2]	Total
Thomas Meyer, PhD Chief Executive Officer	363,600	—	58,331	149,880	571,811
Executive Committee Compensation	1,061,267	188,092	193,158	309,075	1,751,592

[1]	The variable compensation is paid in restricted shares (see lit. b above) and is dependent on target achievement in the 2015 business year. The number of shares granted is calculated by dividing the bonus amount (a maximum of CHF 150,000 at 100% target achievement) by the discounted average closing price of the Company’s shares in December 2015. The grant was effected on January 7, 2016 and the variable compensation disclosed reflects the closing price of the shares granted on the grant date.

[2]	2015 option grants. Valuation based on the fair value of stock options on the grant dates using the Black-Scholes model.

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AURIS MEDICAL HOLDING AG
Compensation Report for the year ended December 31, 2015 and 2014

d.	2014 Executive Compensation

The total compensation and the highest individual compensation of the members of the Executive Management Committee in 2014 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation	Social contributions and other fringe benefits	Stock Options[1]	Total
Thomas Meyer, PhD Chief Executive Officer	360,000	—	52,963	173,460	586,423
Executive Committee Compensation	916,250	92,567	144,000	295,823	1,448,640
[1] 2014 option grants. Valuation based on the fair value of stock options on the grant dates using the Black-Scholes model.
e.	Loans to Members of the Executive Management Committee

In 2014 and 2015, the Company granted no loans to members of the Executive Management Committee, nor were there any such loans outstanding.

3.	Compensation Approval

In accordance with article 21 of the Articles of Association, the 2015 annual general meeting approved:

-	a gross compensation of CHF 600,000 for the Board for the period from the 2015 annual general meeting until the 2016 annual general meeting,

-	a gross compensation of CHF 2,000,000 for the members of the executive management committee for the fiscal year 2016.

The compensation for the 2015 fiscal year will be approved retroactively by the 2016 Annual General Meeting.

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